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Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF COMBINED FIXED
CHARGES AND PREFERENCE DIVIDENDS TO EARNINGS
(in thousands, except ratios)

        The following table sets forth our ratio of combined fixed charges and preference dividends to earnings for the years ended September 30, 1999, 2000, 2001, 2002 and 2003. As the ratio indicates less than one-to-one coverage, we have provided the coverage deficiency amounts. Earnings are the sum of (i) income before income taxes and the cumulative effect of accounting change; and (ii) fixed charges. Fixed charges are the sum of (i) interest costs; and (ii) the portion of operating lease rental expense that is representative of interest.

	Year Ended September 30,
	1999	2000	2001	2002	2003
Net loss	$(39,226)	$(77,489)	$(37,323)	$(36,144)	$(45,456)
Interest expense on indebtedness	146	92	177	186	123
Interest expense on portion of rent	100	128	224	206	208

Earnings	$(38,980)	$(77,269)	$(36,922)	$(35,752)	$(45,125)

Interest expense on indebtedness	146	92	177	186	123
Interest expense on portion of rent	100	128	224	206	208

Total fixed charges	$246	$220	$401	$392	$331

Preferred dividends	483	5,013	—	—	—

Ratio of combined fixed charges and preference dividends to earnings	—	—	—	—	—

Coverage deficiency—Ratio of combined fixed charges and preference dividends to earnings	$(39,709)	$(82,502)	$(37,323)	$(36,144)	$(45,456)

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  Exhibit 12.1
STATEMENT REGARDING COMPUTATION OF RATIO OF COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS TO EARNINGS (in thousands, except ratios)